82-3881

TYLER RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

03037630

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 24 2003
WASH. D.C. 158

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

November 17, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
<u>News Release Dated November 17, 2003</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B O'Neill
Barbara O'Neill

dlw 12/1

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-08

NEWS FOR RELEASE: November 17, 2003

For Further Information Contact: **James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Acquisition of additional interest in Bahuerachi Properties

Tyler Resources Inc. ("Tyler") has entered into a letter of intent dated November 12, 2003 with CDG Investments Inc. ("CDG") for the non-arm's length acquisition of CDG's 40% interest in the Bahuerachi property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%.

Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns 2.3% of the outstanding shares of Tyler. Following the completion of this transaction; CDG will hold over 27.5% of Tyler's issued and outstanding shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property. This exploration has identified high grade, magnetite-associated gold systems continuing at depth in association with the previously identified intrusion and skarn hosted mineralization.

An underground sampling program in 2003 showed good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled. The sampling was still within mineralization when it had to be stopped due to a partial adit collapse. The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively. The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results. It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns.

Results of the underground sampling showed copper values ranging from <.01% to 0.84 %, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous	
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1	
129-190	61	QFP*	0.26	4.29
INCLUDING				
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

Associated Mining Consultants Ltd. (AMCL) was retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment and evaluation of the work completed to date. AMCL has recommended a 2,000 m drilling program and further underground sampling.

An updated report on the exploration of the Bahuerachi properties, including the spring 2003 underground program results is in the process of being completed and will be available in approximately two weeks on Sedar at www.sedar.com at which time an updated news release will be issued and trading reinstated.

The Tyler Board of Directors will remain as presently constituted with James Devonshire, Jean Pierre Jutras, Lesley Hayes and Gregory Smith.

The transaction will be non-arm's length as the companies are related by virtue of certain common officers and directors. James Devonshire and Gregory Smith are directors and officers of each company and Barbara O'Neill is an officer of each company. Gregory Smith is the largest known shareholder of CDG holding 7.3% of the issued and outstanding shares and also of Tyler holding 5.7% of the issued and outstanding shares.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and minority shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-08

NEWS FOR RELEASE: November 17, 2003

For Further Information Contact: **James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Acquisition of additional interest in Bahuerachi Properties

Tyler Resources Inc. ("Tyler") has entered into a letter of intent dated November 12, 2003 with CDG Investments Inc. ("CDG") for the non-arm's length acquisition of CDG's 40% interest in the Bahuerachi property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%.

Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns 2.3% of the outstanding shares of Tyler. Following the completion of this transaction; CDG will hold over 27.5% of Tyler's issued and outstanding shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property. This exploration has identified high grade, magnetite-associated gold systems continuing at depth in association with the previously identified intrusion and skarn hosted mineralization.

An underground sampling program in 2003 showed good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled. The sampling was still within mineralization when it had to be stopped due to a partial adit collapse. The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively. The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results. It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns.

Results of the underground sampling showed copper values ranging from <.01% to 0.84 %, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous	
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1	
129-190	61	QFP*	0.26	4.29
INCLUDING				
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

Associated Mining Consultants Ltd. (AMCL) was retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment and evaluation of the work completed to date. AMCL has recommended a 2,000 m drilling program and further underground sampling.

An updated report on the exploration of the Bahuerachi properties, including the spring 2003 underground program results is in the process of being completed and will be available in approximately two weeks on Sedar at www.sedar.com at which time an updated news release will be issued and trading reinstated.

The Tyler Board of Directors will remain as presently constituted with James Devonshire, Jean Pierre Jutras, Lesley Hayes and Gregory Smith.

The transaction will be non-arm's length as the companies are related by virtue of certain common officers and directors. James Devonshire and Gregory Smith are directors and officers of each company and Barbara O'Neill is an officer of each company. Gregory Smith is the largest known shareholder of CDG holding 7.3% of the issued and outstanding shares and also of Tyler holding 5.7% of the issued and outstanding shares.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and minority shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TYLER RESOURCES INC. 82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-08

NEWS FOR RELEASE: November 17, 2003

For Further Information Contact: **James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Acquisition of additional interest in Bahuerachi Properties

Tyler Resources Inc. ("Tyler") has entered into a letter of intent dated November 12, 2003 with CDG Investments Inc. ("CDG") for the non-arm's length acquisition of CDG's 40% interest in the Bahuerachi property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%.

Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies. CDG currently owns 2.3% of the outstanding shares of Tyler. Following the completion of this transaction; CDG will hold over 27.5% of Tyler's issued and outstanding shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico. It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property. This exploration has identified high grade, magnetite-associated gold systems continuing at depth in association with the previously identified intrusion and skarn hosted mineralization.

An underground sampling program in 2003 showed good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled. The sampling was still within mineralization when it had to be stopped due to a partial adit collapse. The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively. The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results. It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns.

Results of the underground sampling showed copper values ranging from <.01% to 0.84 %, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous	
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1	
129-190	61	QFP*	0.26	4.29
INCLUDING				
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

Associated Mining Consultants Ltd. (AMCL) was retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment and evaluation of the work completed to date. AMCL has recommended a 2,000 m drilling program and further underground sampling.

An updated report on the exploration of the Bahuerachi properties, including the spring 2003 underground program results is in the process of being completed and will be available in approximately two weeks on Sedar at www.sedar.com at which time an updated news release will be issued and trading reinstated.

The Tyler Board of Directors will remain as presently constituted with James Devonshire, Jean Pierre Jutras, Lesley Hayes and Gregory Smith.

The transaction will be non-arm's length as the companies are related by virtue of certain common officers and directors. James Devonshire and Gregory Smith are directors and officers of each company and Barbara O'Neill is an officer of each company. Gregory Smith is the largest known shareholder of CDG holding 7.3% of the issued and outstanding shares and also of Tyler holding 5.7% of the issued and outstanding shares.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and minority shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.